Filed by Holly Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Holly Energy Partners, L.P.

Commission File No: 001-32225

This filing relates to the proposed business combination transaction between Holly Energy Partners, L.P. (“HEP”) and HF Sinclair Corporation (“HF Sinclair” and such proposed business combination transaction, the “Proposed HF Sinclair Transaction”).

The following is an excerpt of the transcript of the third quarter 2023 joint earnings conference call conducted by HF Sinclair and HEP that was held on November 2, 2023 at 9:30 AM ET and made available on HF Sinclair’s website at www.hfsinclair.com and HEP’s website at www.hollyenergy.com. The excerpt of the transcript includes discussion of the Proposed HF Sinclair Transaction that occurred during the call. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. HEP believes that none of these are material.

Operator

Welcome to HF Sinclair Corporation and Holly Energy Partners Third Quarter 2023 Conference Call and Webcast. Hosting the call today is Tim Go, Chief Executive Officer of HF Sinclair. He is joined by Atanas Atanasov, Chief Financial Officer; Steve Ledbetter, EVP of Commercial; Valerie Pompa, EVP of Operations; and Matt Joyce, SVP of Lubricants and Specialties, along with John Harrison, Chief Financial Officer of Holly Energy Partners.

[…]

Craig Biery – HF Sinclair Corporation, Vice President, Investor Relations

Thank you, Christa. Good morning, everyone, and welcome to HF Sinclair Corporation and Holly Energy Partners’ Third Quarter 2023 Earnings Call. This morning, we issued press releases announcing results for the quarter ending September 30th, 2023. If you would like a copy of the earnings press releases, you may find them on our websites at hfsinclair.com and hollyenergy.com.

Before we proceed with remarks, please note the Safe Harbor Disclosure statement in today’s press releases. In summary, it says statements made regarding management expectations, judgments or predictions are forward-looking statements. These statements are intended to be covered under the Safe Harbor provisions of Federal Security laws. There are many factors that could cause results to differ from expectations, including those noted in our SEC filings.

The call also may include discussion of non-GAAP measures. Please see the earnings press releases for reconciliations to GAAP financial measures. Also, please note any time sensitive information provided on today’s call may no longer be accurate at the time of any webcast replay or rereading of the transcript.

[…]

QUESTIONS AND ANSWERS

Operator

[…]

Q – Paul Cheng – Scotiabank

Okay. Second question is that, as you about to close HEP and roll it back up, once that you have done that, is it just business as usual and then you simplify your corporate structure or that that’s going to see real actual operating benefit? Just want to see that whether we should expect some improvement or that is just, say, reducing the corporate structure capacity. Thank you.

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

Yeah, Paul, this is Atanas. Thank you for your question. Your observation is — instinct is correct. We’re seeing opportunities for simplification and optimizing our portfolio. To give you just an example, what used to be at times complicated negotiation on contracts, intercompany contracts, now is going to be a more simplified process, which would really help us to focus on efficiencies and commercial opportunities. So the simplification part of that benefit is going to be meaningful to us.

And with respect to the corporate structure, you will get your — run of the mill savings of, you know, essentially running one public company as opposed to having two public companies. And on top of that, we also see some synergies with respect to the debt as that all gets rolled up at the DINO level. So all good outcomes for us.

Q – Paul Cheng – Scotiabank

Atanas, is there a number you can share in terms of the operating synergies? Excluding, I mean, the debt, we can understand, but outside the financial, lower interest and the real operating benefit, is there a number you can share?

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

We will be in better position to shed more light on that after the close of the transaction (multiple speakers).

Q – Paul Cheng – Scotiabank

Understood. Very good. Thank you.

A – Atanas H. Atanasov – HF Sinclair Corporation – Executive Vice President and Chief Financial Officer

Thank you.

Additional Information and Where You Can Find It

This communication does not constitute a solicitation of any vote or approval with respect to the Proposed HF Sinclair Transaction. In connection with the Proposed HF Sinclair Transaction, HF Sinclair has filed with the SEC the Registration Statement, which includes a joint proxy statement of HF Sinclair and HEP and also constitutes a prospectus of HF Sinclair, which was declared effective on October 24, 2023. HF Sinclair and HEP may also file other materials with the SEC regarding the Proposed HF Sinclair Transaction. Mailing of the definitive joint proxy statement/prospectus to the securityholders of HF Sinclair and HEP commenced on October 26, 2023. INVESTORS AND SECURITYHOLDERS OF HF SINCLAIR AND HEP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED HF SINCLAIR TRANSACTION, THE PARTIES TO THE PROPOSED HF SINCLAIR TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED HF SINCLAIR TRANSACTION. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by HF Sinclair or HEP with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from HF Sinclair’s website at www.hfsinclair.com under the Investor Relations page or from HEP’s website at www.hollyenergy.com on the Investors page.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation of Proxies

HF Sinclair, HEP and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies in respect of the Proposed HF Sinclair Transaction. Information about these persons is set forth in the Registration Statement, which includes a joint proxy statement of HF Sinclair and HEP and also constitutes a prospectus of HF Sinclair, which was filed by HF Sinclair with the SEC on October 16, 2023 and declared effective by the SEC on October 24, 2023; HF Sinclair’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; HF Sinclair’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; HEP’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the Registration Statement, including the joint proxy statement/prospectus, and other relevant documents regarding the Proposed HF Sinclair Transaction (if and when available), which will be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Current Report on Form 8-K relating to matters that are not historical facts are “forward-looking statements” based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in HF Sinclair’s and HEP’s filings with the SEC. Forward-looking statements use words such as “anticipate,” “project,” “will,” “expect,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding HF Sinclair’s and HEP’s plans and objectives for future operations or the Proposed HF Sinclair Transaction. Although HEP believes that the expectations reflected in these forward-looking statements are reasonable, HEP cannot assure you that HF Sinclair’s and HEP’s expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Any differences could be caused by a number of factors, including, but not limited to, the ability of HF Sinclair or HEP to consummate the Proposed HF Sinclair Transaction; the risk that the Proposed HF Sinclair Transaction does not occur; negative effects from the pendency of the Proposed HF Sinclair Transaction; the time required to consummate the Proposed HF Sinclair Transaction; the risk that cost savings, tax benefits and any other synergies from the Proposed HF Sinclair Transaction may not be fully realized or may take longer to realize than expected; disruption from the Proposed HF Sinclair Transaction may make it more difficult to maintain relationships with customers, employees or suppliers; the possibility that the market price of HF Sinclair’s common stock will fluctuate prior to the completion of the Proposed HF Sinclair Transaction causing the value of the merger consideration of the Proposed HF Sinclair Transaction to change; the risk that certain officers and directors of HF Sinclair and HEP have interests in the Proposed HF Sinclair Transaction that are different from, or in addition, to the interests they may have as a HF Sinclair stockholder or a HEP unitholder, respectively; the possibility that financial projections by HF Sinclair may not prove to be reflective of actual future results; failure to obtain the required approvals for the Proposed HF Sinclair Transaction; the focus of management time and attention on the Proposed HF Sinclair Transaction and other disruptions arising from the Proposed HF Sinclair Transaction; legal proceedings that may be instituted against HF Sinclair or HEP in connection with the Proposed HF Sinclair Transaction; HF Sinclair’s and HEP’s ability to successfully integrate the Sinclair Oil Corporation (now known as Sinclair Oil LLC) and Sinclair Transportation Company LLC businesses acquired from The Sinclair Companies (now known as REH Company) (collectively, the “Sinclair Transactions”) with their existing operations and fully realize the expected synergies of the Sinclair Transactions or on the expected timeline; the demand for and supply of crude oil and refined products, including uncertainty regarding the increasing societal expectations that companies address climate change; risks and uncertainties with respect to the actual quantities of petroleum products and crude oil shipped on HEP’s pipelines and/or terminalled, stored or throughput in HEP’s terminals and refinery processing units; the economic viability of HF Sinclair, HEP’s other customers and HEP’s joint ventures’ other customers, including any refusal or inability of HEP’s or HEP’s joint ventures’ customers or counterparties to perform their obligations under their contracts; the demand for refined petroleum products in the markets we serve; HEP’s ability to purchase operations and integrate the operations we have acquired or may acquire, including the acquired Sinclair Transportation Company LLC business; HEP’s ability to complete previously announced or contemplated acquisitions; the availability and cost of additional debt and equity financing; the possibility of temporary or permanent reductions in production or shutdowns at refineries utilizing HEP’s pipelines, terminal facilities and refinery processing units, due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, global health events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting HEP’s operations, terminal facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of HEP’s suppliers, customers, or third-party providers or lower gross margins due to the economic impact of inflation and labor costs, and any potential asset impairments resulting from, or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products or lubricant and specialty products; the effects of current and/or future governmental and environmental regulations and policies, including increases in interest rates; delay by government authorities in issuing permits necessary for HEP’s business or HEP’s capital projects; HEP’s and HEP’s joint venture partners’ ability to complete and maintain operational; HF Sinclair’s and HEP’s efficiency in carrying out and consummating construction projects, including HF Sinclair’s ability to complete announced capital projects on time and within capital guidance; HF Sinclair’s and HEP’s ability to timely obtain or maintain permits, including those necessary for operations or capital projects; the possibility of terrorist or cyberattacks and the consequences of any such attacks; uncertainty regarding the effects and duration of global hostilities, including the Israel-Gaza conflict, the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for HF Sinclair’s refined products and create instability in the financial markets that could restrict HF Sinclair’s ability to raise capital; general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation; the impact of recent or proposed changes in the tax laws and regulations that affect master limited partnerships; the outcome of the Exchange Offers and Consent Solicitations; and other business, financial, operational and legal risks and uncertainties detailed from time to time in HF Sinclair’s and HEP’s SEC filings. The forward-looking statements speak only as of the date made and, other than as required by law, HEP undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.